EXHIBIT 99.24
CONSENT OF EXPERT
     Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.
     I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information under the headings “Centerra Gold Inc. — Centerra — Kumtor Mine”, “Centerra Gold Inc. — Reserves and Resources” and “Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2008 dated March 27, 2009 for the Kumtor property (collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.
     I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
Sincerely,

/s/ Iain Bruce

Name:	Iain Bruce, P. Eng.
Title:	BGC Engineering Inc., Professional Engineer
Date: March 27, 2009